Unilever

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 09:37:58 12 September 2023

RNS Number : 1658M
Unilever PLC
12 September 2023

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Graeme Pitkethly
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £ 40.17 / Volume(s): 3
e)	Aggregated information - Volume - Total	3 £ 120.51
f)	Date of the transaction	2023-09-08
g)	Place of the transaction	London Stock Exchange - XLON

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